Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 13th, 2002

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
At a glance
Sales performance of the Group
Profit situation of the Group
Key profit figures operating level
Sales performance of the Pharmaceuticals division
Sales by business unit
Sales by region
Profit trend of the Pharmaceuticals division
Further information
Sales performance of the Chemicals division
Sales by business unit
Sales by region
Profit trend of the Chemicals division
Further information
Segment reporting
Asset and financial position of the Group
Consolidated Cash Flow Statement
Outlook
ALTANA Share
ALTANA Group Third Quarter Statement
ALTANA Group Consolidated Balance Sheet
ALTANA Group Statement of Changes in Equity
ALTANA Group Consolidated Income Statement
Financial Calendar 2003
Press Release
Outlook 2002: Sales and profit forecast confirmed
Key figures Q1-3 2002

This Report on Form 6-K contains:

–	Interim Report 3rd Quarter 2002

–	Press Release as of November 13th, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: November 13th, 2002	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and
Member of the Management Board

/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Strategy creates values

Interim Report to September 30, 2002

Group      2

At a glance

in € million	Q1-3 2002	Q1-3 2001(1,2)	Δ %

Sales	1,949	1,725	13
Profit before interest, taxes, depreciation and amortization (EBITDA)	494	406	22
Profit before interest and taxes (EBIT)	407	333	22
Profit before taxes (EBT)	405	351	15
Return on sales (in %)	20.7	20.4	–
Income before minority interests (EAT)	251	200	25
Earnings per share (EPS, in €)	1.83	1.45	26
Cash flow from operating activities	347	276	26
Capital expenditure on property, plant and equipment	134	129	4
Number of employees (Sept.30)	9,784	9,087	8

(1)	After restatements (see p. 18)

(2)	Comparison on operating level: Excluding special gain from the sale of the stake of the Lundbeck joint venture (€ 110 million before taxes; € 81 million after taxes).

Group      3

Sales performance of the Group

Continued growth
Recording a 13% increase, the sales trend of the first nine months further continued the successful performance of the year 2002. Consolidated sales rose from € 1,725 million prior year to € 1,949 million in the period under review. Exchange rate fluctuations had a     -3 percentage points impact on sales growth, acquisition effects had a slightly positive influence with 1%. After adjustment, the operating sales growth amounted to 15%.

     Accounting for 81% of total consolidated sales, international business activities within the period under review had a particular importance. The sales revenues generated in markets outside of Germany climbed by 16% to achieve € 1,582 million. In the North American market, the growth rate amounted to 35% (€ 576 million). In Europe (excluding Germany) sales within the first nine months rose by 11% to € 625 million.

Group      4

Profit situation of the Group

Operating profit climbed by 22%
In the period under review, pre-tax profit amounted to € 405 million, corresponding to an increase of 15% (prior-year level € 351 million). At the end of the third quarter, the return on sales improved from 20.4% to 20.7%. The key profit figures (operating level) EBIT and EBITDA each rose by 22% to € 407 million respectively € 494 million. The EBITDA margin amounted to 25.3% (as against 23.5% in the corresponding period prior year). Profit after taxes recorded a 25% growth rate, once again clearly exceeding the achieved sales increase. As a result, income before minority interests (EAT) for the first three quarters totaled € 251 million and earnings per share € 1.83 (prior year € 1.45).

Key profit figures
operating level

	Q1-3 2002		Δ %	Q1-3 2001

	in € million	%		in € million	%

Sales	682	100	13	602	100
Gross profit from sales	450	65.9	19	379	63.1
Profit before interest, taxes, depreciation and amortization (EBITDA)	174	25.5	16	150	24.9
Profit before interest and taxes (EBIT)	145	21.1	16	124	20.6
Profit before taxes (EBT)	141	20.6	9	128	21.4
Income before minority interests (EAT)	85	12.4	15	74	12.2
Earnings per share (EPS, in €)	0.62		15	0.54

	Q1-3 2002		Δ %	Q1-3 2001(1)

	in € million	%		in € million	%

Sales	1,949	100	13	1,725	100
Gross profit from sales	1,268	65.1	20	1,053	61.1
Profit before interest, taxes, depreciation and amortization (EBITDA)	494	25.3	22	406	23.5
Profit before interest and taxes (EBIT)	407	20.8	22	333	19.3
Profit before taxes (EBT)	405	20.7	15	351	20.4
Income before minority interests (EAT)	251	12.9	25	200	11.6
Earnings per share (EPS, in €)	1.83		26	1.45

(1)	Excluding special gain Lundbeck

Pharmaceuticals      5

Sales performance of the Pharmaceuticals division

ALTANA Pharma:
Pantoprazole market sales leap up by 49%
End of September, ALTANA Pharma AG recorded a continued positive performance, achieving a 16% growth to € 1,370 million. On the operating level, sales even increased by 20%. The dynamic growth was, however, influenced by increasing exchange rate repercussions from Latin American currencies and the U.S. Dollar, altogether resulting in -4 percentage points.

     Once again, the strategic core business Therapeutics recorded the strongest growth, increasing by 22% to achieve € 1,151 million, thus representing 84% of ALTANA Pharma sales. The steadily increasing demand for the innovative gastrointestinal medication Panto-prazole (Pantozol®/Protonix®) continues to remain the principal force behind success. Worldwide market sales of € 1,484 million were achieved together with our sales partners, corresponding to an increase of 49% in year-to-year terms.

Sales by business unit

in %	in € million	Q1-3 2002	Q1-3 2001

84	Therapeutics	1,151	940
6	OTC	80	97
5	Imaging	75	68
3	In-vitro Diagnostics	35	34
2	Other	29	37

100	Total	1,370	1,176

Pharmaceuticals      6

ALTANA division sales rose by 41% to € 702 million. The decisive factor above all is the successful marketing in the U.S. where Protonix® managed to expand its share of new prescriptions in the PPI market and achieved a new record level of 16.4% end of September.

     The regional sales distribution clearly reflects this development. Domestic sales recorded a 3% increase to achieve€ 289 million. Sales abroad improved by 21% to € 1,081 million. In North America, sales even climbed by 52% to € 463 million. Altogether, the share of international business in overall sales amounted to 79% (+3 percentage points).

Sales by region

in %	in € million	Q1-3 2002	Q1-3 2001

50	Europe	688	631
	Germany	289	279
34	North America	463	306
13	Latin America	179	197
3	Other regions	40	42

100	Total	1,370	1,176

Pharmaceuticals      7

Profit trend of the Pharmaceuticals division

Clear profit increase
Despite increased research and development expenses and negative monetary influences, pre-tax profit within the first nine months increased by 24% to € 350 million (€ 283 million prior year). ALTANA Pharma’s return on sales correspondingly improved from 24.1% to 25.5%. The EBITDA margin amounted to 29.7%, as against 27.5% in the corresponding period prior year.

Further information

Research and Development
As part of a Research and Development Day (R&D Day) beginning of September, a detailed report was given about the most important projects currently undergoing clinical trials. The results of the latest research as to the promising pipeline candidates Alvesco® (Ciclesonide) and Roflumilast were presented as well. Comparative studies confirm the efficacy of Alvesco® and prove the high tolerability level during the asthma treatment. New phase III data for Roflumilast correspond to prior findings and again document the efficacy of Roflumilast during the treatment of asthma and COPD. In order to be able to found Roflumilast as a novel therapeutic class upon an even broader database and to market it later on aggressively, the filing for approval in Europe initially scheduled for end of 2002 was postponed by approximately one year.

Pharmaceuticals      8

As to Pumafentrine, initial phase II data for asthma and COPD did not meet expectations with regard to the duration of action. Research will therefore target the active metabolite Hydroxypumafentrine. Two further PDE inhibitors are available as possible back-up candidates.

     The development of Soraprazan, an acid pump antagonist to treat acid-induced gastrointestinal diseases, is progressing well. The first phase II study is conducted and currently undergoing evaluation.

     In the first nine months of the year, expenditure on research and development amounted to € 273 million, corresponding to an increase of 44%. Measured in terms of therapeutic sales, the research rate was 23.8%.

Investments
In the first three quarters, capital expenditure on property, plant and equipment totaled € 91 million (prior year: € 89 million). Particular emphasis was placed on the expansion of research facilities in Constance as well as of production capacities in Singen.

Employees
End of September, ALTANA Pharma employed 7,453 people (+8%). The workforce in Germany totaled 3,343 and the number of staff abroad 4,110.

Chemicals      9

Sales performance of the Chemicals division

ALTANA Chemie:
Sales growth in difficult environment
In the first three quarters, sales growth nominally accounted for 6% to achieve € 579 million (prior year: € 549 million). Adjusted for acquisition effects, sales growth amounted to 3%.

     Sales of the Additives & Instruments business unit totaled € 235 million, corresponding to a 7% increase (prior year: € 219 million). The Coatings & Sealants business unit generated sales of € 173 million, a 3% growth in year-to-year terms. The sales situation of the Wire Enamels unit maintained the prior-year level, amounting to € 116 million. The clear 20% increase in the Varnish & Compounds business unit is mainly attributable to acquisitions; at the end of the period under review, overall sales amounted to € 55 million.

Sales by business unit

in %	in € million	Q1-3 2002	Q1-3 2001

41	Additives & Instruments	235	219
30	Coatings & Sealants	173	168
20	Wire Enamels	116	116
9	Varnish & Compounds	55	46

100	Total	579	549

Chemicals      10

The sales increases were almost exclusively achieved on international markets. Asia in particular contributed 16% to this growth. Amounting to roughly € 500 million, 87% of ALTANA Chemie’s overall sales were generated in markets outside of Germany.

Sales by region

in %	in € million	Q1-3 2002	Q1-3 2001

53	Europe	305	288
	Germany	78	78
19	North America	113	119
19	Asia	110	95
9	Other regions	51	47

100	Total	579	549

Profit trend of the Chemicals division

Profit clearly exceeds prior-year level
Even at the end of the first three quarters of the current business year, the profit trend of ALTANA Chemie clearly differs from sales growth. In the period under review, pre-tax profit rose by 15% to € 83 million (prior year: € 71 million). The return on sales climbed from 13.1% to 14.2% and the EBITDA margin grew from 19.2% to 20.3%.

Chemicals      11

Further information

Acquisition
Effective September 01, 2002, the Chemicals division has taken over the PU foam surfactants business and the world-wide marketing rights for these products from GE Bayer Silicones GmbH & Co. KG, Leverkusen/Germany. This purchase enables ALTANA Chemie to make full use of the know-how and competences in research and production of foam surfactants to the benefit of the customer.

Investments
In the first nine months, € 34 million were invested in property, plant and equipment (prior year: € 34 million). Particular emphasis was placed upon the expansion of production facilities for additives in Wesel.

     In September, ALTANA Chemie opened the new production plant for additives in China. Sales market for the produced paint and plastics additives is primarily China. With this investment the division confirms the long-term commitment to the market of the future China and secures its leading competitive position in Asia.

Employees
As of September 30, 2002, ALTANA Chemie employed 2,284 people worldwide (+5%). The workforce in Germany totaled 1,054 and the number of staff abroad 1,230.

Group      12

Segment reporting

	Pharma-		Holding
in € million	ceuticals	Chemicals	company	Group

Net Sales
Q1-3 2002	1,370	579	–	1,949
Q1-3 2001(1)	1,176	549	–	1,725
Operating income (EBIT)
Q1-3 2002	349	88	-30	407
Q1-3 2001 (adjusted)(1,2)	278	78	-23	333
Q1-3 2001(1)	388	78	-23	443
Profit before taxes (EBT)
Q1-3 2002	350	83	-28	405
Q1-3 2001 (adjusted)(1,2)	283	71	-3	351
Q1-3 2001(1)	393	71	-3	461
Capital expenditure(3)
Q1-3 2002	118	42	9	169
Q1-3 2001	92	62	6	160
Employees
Sept. 30, 2002	7,453	2,284	47	9,784
Sept. 30, 2001	6,882	2,168	37	9,087

(1)	After restatements (see p.18)

(2)	Adjusted to exclude special gain from the sale of the Lundbeck joint venture (€ 110 million)

(3)	Capital expenditure on property, plant and equipment and intangible assets

Group      13

Asset and financial position of the Group

Balance sheet structure remains sound
Since the beginning of the year, total assets of ALTANA increased by 8% to € 2,298 million. Within the same period, net liquid assets (liquid assets after allowance for debts) slightly rose to € 431 million. The shareholders’ equity amounting to € 1,163 million covers 51% of total assets.

Cash flow
The cash flow provided from operating activities grew by € 71 million to achieve € 347 million as against the corresponding period prior year. Cash flow used in investments and divestments amounted to € 125 million (prior year: € 45 million) and was primarily taken for the expansion of production and research capacities. In the prior year, this item included € 102 million from the Lundbeck divestment. The cash flow used in financing activities amounting to € 149 million was € 13 million above the prior-year level. The difference is attributable to the increased dividend payment of € 96 million (prior year: € 84 million).

     Group liquidity, comprising cash, cash equivalents and securities, altogether increased slightly by € 6 million to € 559 million in year-to-year terms.

ALTANA Group
Consolidated Cash Flow Statement

in € million	Q1-3 2002	Q1-3 2001

Cash flow provided from operating activities	347	276
Cash flow used in investing activities	-125	-45
Cash flow used in financing activities	-149	-136
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-12	-4
Net change in cash and cash equivalents	61	91
Cash and cash equivalents as of Jan.1	254	172
Cash and cash equivalents as of Sept.30	315	263

Group      14

Outlook

Ambitious targets for 2002 confirmed
In view of the positive performance in the first nine months of the year, we adhere to our high standards and further anticipate to achieve double-digit growth rates in sales and operating profit for the whole year 2002. Capital expenditure to establish the pharma business in the U.S. will have a stronger impact in the fourth quarter.

     For the year 2002 ALTANA expects to achieve an increase in sales of about 12%, the EBITDA to climb by roughly 15%, the EBIT by roughly 18% and the EBT by roughly 12%. Profit after taxes will rise by roughly 20% and earnings per share by roughly 21%.

ALTANA Pharma: Further expansion
In view of the sustained success of Pantoprazole, ALTANA Pharma expects the positive business trend to continue over the rest of the year. The sales forecast as to worldwide market sales of this medication amounts to roughly € 1.9 billion.

ALTANA Chemie: Profit improvement expected
For the whole year, a single-digit sales increase becomes apparent for ALTANA Chemie. Corresponding to the development within the first nine months, profit growth will exceed the sales increase for the whole year from today’s perspective and therefore result in margin improvements.

Group      15

ALTANA Share

The inclusion of ALTANA AG in the DAX 30 on September 23, 2002 was another milestone set in 2002 in ALTANA’s success story, following the listing on the New York Stock Exchange.

     In the third quarter, the performance on the international stock markets was characterized by significant share price losses and new lows of the general indices. In September, the DAX index reached its lowest level since November 1997. The ALTANA share experienced a sweeping price drop in September in conjunction with the postponed filing for Roflumilast approval in Europe. On September 30, the share concluded at € 36.66 and quoted roughly 35% less than at the beginning of the year. Despite this development, the ALTANA share shows a much better performance since the beginning of the year than the DAX, which recorded a 46% loss. Due to a similar trend on the American stock exchange, the ALTANA share concluded the quarter at $37.20 on the NYSE.

     End of September, ALTANA remained unchanged at position 24 and 30 in the official German Stock Exchange share index ranking in terms of market capitalization and total trading volume. At the end of the third quarter, the market capitalization of ALTANA AG amounted to € 5.1 billion.

Group      16

ALTANA Group Third Quarter Statement
(abridged)

ALTANA Group Consolidated Balance Sheet

Assets	Sept. 30,	Dec. 31,
in € million	2002	2001

Intangible assets, net	181	179
Property, plant and equipment, net	602	579
Long-term investments	15	25

Total Fixed Assets	798	783

Inventories	319	277
Receivables and other assets	546	473
Marketable securities and cash and cash equivalents	559	553
Deferred Tax Assets	76	41

Total Assets	2,298	2,127

Shareholders' Equity and Liabilities	Sept. 30,	Dec. 31,
in € million	2002	2001

Total Shareholders’ Equity	1,163	1,170
Minority Interests	9	9
Total Provisions	574	522
Debt	128	127
Other liabilities	424	299

Total Liabilities	552	426

Total Liabilities and Shareholders’ Equity	2,298	2,127

Group      17

ALTANA Group Statement of Changes in Equity

in € million	Q1-3 2002	Q1-3 2001(1)

Shareholders’ Equity (Jan.1)	1,170	984
Dividend for the prior year	-96	-84
Net income	250	279
Translation adjustments	-73	-20
Purchase of treasury shares	-65	-68
Change of revaluation reserve	-23	–

Shareholders’ Equity (Sept.30)	1,163	1,091

(1)	After restatements (see p.18)

ALTANA Group Consolidated Income Statement

	Q3	Q3(1)	Q1-3	Q1-3(1)
in € million	2002	2001	2002	2001

Net sales	682	602	1,949	1,725
Cost of sales	-232	-223	-681	-672
Gross profit	450	379	1,268	1,053
Selling and distribution expenses	-154	-137	-455	-410
Research and development expenses	-122	-83	-300	-215
General administrative expenses	-28	-28	-94	-78
Other operating income and expenses	-1	-7	-12	-17
Gain of Lundbeck sale	–	–	–	110
Operating income	145	124	407	443
Financial income	-4	4	-2	18
Income before taxes and minority interests	141	128	405	461
Income tax expense	-56	-55	-154	-181
Income before minority interests	85	73	251	280
Minority interests	-1	–	-1	-1

Net income	84	73	250	279

Basic earnings per share (in €)	0.62	0.54	1.83	2.03

Weighted average common shares outstanding at Sept.30 (thousand)			136,729	137,719

(1)	After restatements (see p.18)

Group      18

The present report of the ALTANA Group for the first nine months of the year was prepared in compliance with the International Accounting Standard 34. The same accounting policies are applied as for the preparation of the consolidated financial statements for the year 2001.

In connection with ALTANA’s listing on the New York Stock Exchange in May 2002 and in view of the accounting and disclosure requirements stipulated by the United States Securities and Exchange Commission (SEC), ALTANA has restated its previously issued consolidated financial statements in accordance with IAS 8, paragraphs 31 to 40. Restatements resulted from the revenue recognition under the licensing agreement with Wyeth-Ayerst Laboratories, the retroactive consolidation of special purpose entities and the valuation of the compensation payments outstanding to former DAT minority shareholders. The comparative figures of Q3/2001 as well as of the first nine months 2001 stated in this report were restated accordingly.

This report is unaudited.

This Interim Report contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this Interim Report include market sales projections for Pantoprazole, revenue and earnings projections for the ALTANA Group, and estimates for the achievement of certain milestones in the development of ALTANA’s pharmaceuticals, including Ciclesonide and Roflumilast. These statements are based on beliefs of ALTANA’s Management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

Group      19

Should you have any queries or need further information material, please contact ALTANA AG, Corporate Communications.

Visit our Web site www.altana.com for up-to-date news and background information on the ALTANA Group.

ALTANA AG
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications
& Investor Relations
phone:  +496172/404-266
fax:       +496172/404-430

Investor Relations Sandra Fabian phone: +496172/404-383 fax: +496172/404-448	Dr. Harald Schäfer phone: +496172/404-345 fax: +496172/404-448

In the U.S.:
Markus Launer
phone:  +1212/9749800
fax:       +1212/9746190

Press & Media Relations
Steffen Müller
phone:  +496172/404-406
fax:       +496172/404-430

ALTANA AG
Corporate Communications
Günther-Quandt-Haus
Seedammweg 55
61352 Bad Homburg v. d. Höhe
Germany
E-Mail: PR@altana.de
web site: www.altana.com

Financial Calendar 2003

Report on Sales 2002	January 27, 2003

Report on Business Year 2002	March 18, 2003
Press Conference	March 18, 2003
Analysts’ Meeting	March 18, 2003

Annual General Meeting, Frankfurt	May 6, 2003
Report on Q1 2003	May 6, 2003

Report on Q2 2003	August 4, 2003
Press Conference	August 4, 2003
Analysts’ Conference Call	August 4, 2003

Report on Q3 2003	November 6, 2003
Autumn Press Conference	November 6, 2003
Analysts’ Meeting	November 6, 2003

Please note that the above mentioned dates are subject to changes.

Press Release	Postfach 1563
61285 Bad Homburg v.d.H.
Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany
phone  +49 6172 404-406
fax       +49 6172 404-430
PR@altana.de
www.altana.com

ALTANA confirms its forecast for the whole year

Nine months 2002: Clear 22% increase in operating profit
Double-digit increase in dividend anticipated

Bad Homburg, November 13, 2002 – In the first nine months of 2002, ALTANA AG, Bad Homburg, maintained its dynamic growth. ,,We remain on our road of success with double-digit growth rates in sales and operating profit”, explained Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG. In the first three quarters, consolidated sales rose by 13% to achieve more than €1.9 billion, as against €1.7 billion prior year. Exchange rate fluctuations concerning Latin American currencies and the U.S. Dollar had a negative influence on sales growth (-3%). Acquisition effects amounted to +1%, so that after adjustment operating sales growth recorded 15%.

International business (roughly €1.6 billion) accounted for 81% of overall sales and climbed by 16% in the period under review. In the particularly important North American market, sales of €576 million were generated, corresponding to a growth rate of 35%. In Europe (excluding Germany) sales rose by 11% to €625 million.

As to the key profit figures, ALTANA as well experienced clear growth: In the first nine months, the EBITDA improved by 22% to achieve €494 million, the EBIT grew by 22% as well, to €407 million. Recording a 15% increase, pre-tax profit (EBT) amounts to €405 million. After nine months, the income before minority interests amounts to €251 million, gaining 25% on the prior-year level. Earnings per share correspondingly rose by 26%, from €1.45 prior year to €1.83.

The operating return (EBITDA) accounts for 25.3%, as against 23.5% in the corresponding period prior year. The return on sales before taxes (EBT) improved to 20.7%, in comparison with 20.4% in the corresponding period 2001.

Capital expenditure on property, plant and equipment totaling €134 million were 4% above the prior-year level. Particular emphasis was placed on the pharmaceutical R&D expenses, which were clearly expanded by 44% to €273 million. Overall R&D expenses amounted to €300 million, a 39% increase as against the prior-year figure of €215 million.

Success creates jobs
In the first nine months, ALTANA expanded its staff by 700 employees to almost 9,800 people, a growth of 8%. End of the year, roughly 10,000 people will be working for the Group worldwide. ,,We are very proud to be able to create new jobs due to our corporate success and contrary to the general trend”, explained Nikolaus Schweickart.

ALTANA Pharma: 16% sales increase
ALTANA Pharma AG, Constance, remained to be the driving force behind growth of the ALTANA Group as well in the first nine months of 2002. Sales rose by 16% to almost €1.4 billion as against almost €1.2 billion prior year. After adjustment for exchange rate effects, operating sales even climbed by 20%. The core business Therapeutics increased by 22% to achieve€1.15 billion and in the meantime represents 84% of pharmaceutical business. The principal force behind success is the innovative gastrointestinal medication Pantoprazole (Pantozol®/Protonix®). In the first three quarters, sales of €1.5 billion were achieved together with our sales partners, corresponding to an increase of 49% in year-to-year terms. Even ALTANA’s sales with this medication expanded by 41% to€0.7 billion. In the U.S., Pantoprazole has meanwhile achieved a 16.5% share of new prescriptions in the corresponding market segment. For the whole year, ALTANA expects to achieve Pantoprazole sales of roughly €1.9 billion including the sales partners.

In the first nine months, ALTANA Pharma records a 24% increase in pre-tax profit, amounting to€350 million in comparison with €283 million prior year. The operating return measured in terms of EBITDA accounts for 29.7%, as against 27.5% prior year. The return on sales before taxes (EBT) improved from 24.1% to 25.5%.

Research and Development
As part of a Research and Development Day (R&D Day) at the beginning of September, a detailed report was given about the most important projects currently undergoing clinical trials. The results of the latest research as to the promising pipeline candidates Alvesco® (Ciclesonide) and Roflumilast were presented as well. Comparative studies confirm the efficacy of Alvesco® and prove the high tolerability level during the asthma treatment. New phase III data for Roflumilast correspond to prior findings and again document the efficacy of Roflumilast during the treatment of asthma and COPD. In order to be able to found Roflumilast as a novel therapeutic class upon an even broader database and to market it later on aggressively, ALTANA Pharma is currently conducting further studies on targeted market positioning and pharmaco-economic aspects. In the next days, ALTANA Pharma will sign an agreement with the Japanese company Tanabe Seiyaku Co. for a collaboration on Roflumilast in Japan.

As to Pumafentrine, initial phase II data for asthma and COPD did not meet expectations with regard to the duration of action. Research will therefore target the active metabolite Hydroxypumafentrine. Two further PDE inhibitors are available as possible back-up candidates.

Soraprazan, an acid pump antagonist (APA) to treat acid-induced gastrointestinal diseases, is progressing well. The first phase II study is concluded and currently undergoing evaluation.

Establishment of U.S. business making good progress
At the beginning of the new quarter in October, ALTANA Pharma started to co-promote Pharmacia’s product Detrol in the United States, used for the treatment of overactive bladder. This co-promotion represents a further important step as to the implementation of our strategy to establish our own marketing and sales infrastructure as well as research and development in the area of prescription drugs in the U.S.

ALTANA Chemie: 15% profit increase
ALTANA Chemie, Wesel, showed a positive performance, despite the difficult economic environment. In the first nine months, sales nominally increased by 6% to achieve €579 million, as against €549 million prior year. On the operating level, i. e. excluding acquisition effects, sales rose by 3%.

Sales of the largest business unit Additives & Instruments totaled €235 million, corresponding to a 7% increase (prior year: €219 million). The remaining business units managed to expand respectively maintain their sales level. Amounting to€500 million, 87% of sales were generated in markets outside of Germany. Asia in particular recorded double-digit growth (+16%). In September, ALTANA opened a new production facility for additives in China in order to secure the leading competitive position in Asia. Also in September, the PU foam surfactants business was taken over from GE Bayer Silicones GmbH & Co. KG.

As to ALTANA Chemie, profit increase clearly outperformed sales growth. Pre-tax profit climbed by 15% to achieve€83 million. The return on sales before taxes (EBT) improved from 13.1% to 14.2% and the EBITDA margin amounting to 20.3% exceeds the prior-year level of 19.2%.

Outlook 2002: Sales and profit forecast confirmed

“For the whole year 2002, we confirm our forecast to achieve double-digit growth rates in sales and operating profit despite a difficult economic environment, an uncertain exchange rate situation and increasing R&D expenses”, explained Nikolaus Schweickart. ALTANA expects to achieve an increase in sales of about 12%, the EBITDA to climb by roughly 15%, the EBIT by roughly 18% and the EBT by roughly 12%. Profit after taxes will rise by roughly 20% and earnings per share by roughly 21%. Our shareholders will again benefit from this further excellent business year. The Management Board anticipates to achieve a clear double-digit increase in dividend (prior year €0.60 without bonus dividend).

Key figures Q1-3 2002

ALTANA Group	Q1-3 2002	Q1-3 2001(1)	Change

	in € million	in € million	In %
Sales	1,949	1,725	+ 13
Profit before interest, taxes, depreciation and amortization (EBITDA)	494	406	+ 22
Profit before interest and taxes (EBIT)	407	333	+ 22
Profit before taxes (EBT)	405	351	+ 15
Return on sales (in %)	20.7	20.4	—
Income before minority interests (EAT)	251	200	+ 25
Earnings per share (EPS, in €)	1.83	1.45	+ 26
Cash flow from operating activities	347	276	+ 26
Capital expenditure on property, plant and equipment	134	129	+ 4
R&D expenses	300	215	+ 39
Number of employees	9,784	9,087	+ 8

(1)	Comparison on operating level: Excluding special gain Lundbeck and special items from first-time application of new IAS Standards; for details please refer to the interim report.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include market sales projections for Pantoprazole, revenue and earnings projections for the ALTANA group, and estimates for the achievement of certain milestones in the development of ALTANA’s pharmaceuticals under development, including Ciclesonide and Roflumilast. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For further questions:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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